Stellar Biotechnologies Engages MZ Group as its Investor Relations Firm

PORT HUENEME, CA (October 23, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT), the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), today announced that it has retained MZ Group as its investor relations advisor.

MZ Group will assist Stellar Biotechnologies with communicating its corporate, financial and investor-related developments to shareholders and investors, as well as building a strong public brand and expanding its shareholder base, particularly in the U.S. and Canada. Ted Haberfield and the MZ team will advise the Company in multiple facets of corporate and financial communications.

Frank Oakes, President and Chief Executive Officer, stated, “This is a very important step for Stellar as we begin to realize success in many of the initiatives that have been advancing over the last 18 months. Working with the MZ team will help us effectively communicate our compelling story as the only truly renewable supplier of KLH for potential multi-billion dollar drug pipelines. MZ will also introduce Stellar to a larger group of institutional and retail investors we have not communicated with in the past. The successes we expect to announce over the next year on the many projects that we have been hard at work on, along with our strong intellectual properties portfolio, make this an ideal time to expand our outreach program.”

“We are excited to help Stellar Biotechnologies expand their investor outreach efforts, particularly in the U.S.,” commented Ted Haberfield, President of MZ Group North America. “Having worked with over 200 public companies over the past 16 years, we recognize that investors are constantly looking for companies with a differentiated product in a growing market and a strong management team. Stellar Biotechnologies meets all of those criteria. We look forward to working with Frank and his team to customize and execute a comprehensive investor relations strategy."

The agreement between the Company and MZ Group (the "IR Agreement") is for an initial period of six months, renewable at the mutual agreement of both parties. MZ Group will receive a monthly retainer of US $5,000 during the term of the IR Agreement ($30,000 for first six months). The Company has also granted MZ Group 250,000 stock options exercisable at a price of $0.25 per share for a three year term. These stock options are granted pursuant to the Company's stock option plan and will vest in accordance with the provisions therein and the policies of the TSX Venture Exchange, which require that options granted to a consultant providing investor relations services must vest in stages over 12 months with no more than one-quarter of the options vesting in any three month period.

The IR Agreement is subject to review and approval by the TSX Venture Exchange.

The Company also announces that it has granted a total of 75,000 stock options to other consultants, exercisable at a price of $0.25 per share for a period of seven years, subject to regulatory approval. The stock options are granted in accordance with the Company's stock option plan and the policies of the TSX Venture Exchange.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

About MZ Group

MZ Group, subsidiary of @titude Global, a multinational company and the world's largest independent global investor relations consulting firm, provides investor relations, corporate communications, market intelligence, corporate governance and technology products and services. Founded in 1999, MZ Group focuses on innovation and personalized services, supported by its exclusive "one-stop-shop" business model. With offices in São Paulo, New York, Chicago, San Diego, Vancouver, Hong Kong, Beijing, Shanghai, Taipei and Mumbai, MZ has approximately 350 professionals who serve over 580 clients in 12 countries. For more information, please visit www.mzgroup.us

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805-488-2147

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us